Exhibit 21.1

List of Subsidiaries

Company Name	Jurisdiction of Incorporation

G Medical Innovations Ltd.	Israel

G Medical Innovations USA Inc.	United States

G Medical Innovations MK Ltd.	Macedonia

G Medical Innovations Asia Limited	Hong Kong

Telerhythmics LLC	United States

G Medical Mobile Health Solutions, Inc.	United States

G Medical Diagnostic Services Inc.	United States

G Medical Innovations UK Ltd.	United Kingdom

Guangzhou Yimei Innovative Medical Science and Technology Co., Ltd.	China